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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                           ENRON NIGERIA BARGE LTD.,
                            ENRON NIGERIA POWER LTD.
                                      AND
                          ENRON NIGERIA PIPELINE LTD.

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Enron Nigeria Barge Ltd. ("Barge Company"), Enron Nigeria Power Ltd. ("Power Company") and Enron Nigeria Pipeline Ltd. ("Pipeline Company") (collectively, the "Project Companies"), each of which is a Nigerian company, for the purpose of notifying the Securities and Exchange Commission that each of Barge Company and Power Company is a "foreign utility company" under such Section 33(a). In addition, Enron is including Pipeline Company in this Form U-57 to cover the possibility that any facilities owned or operated by Pipeline Company are subsequently determined to be used for the "distribution" of natural gas at retail, notwithstanding the fact that Pipeline Company will be engaged in the gas transmission business.

           Enron Nigeria Power Holding Ltd., a Cayman Islands company ("Power Holding"), entered into a Power Purchase Agreement, dated as of December 6, 1999 (the "PPA"), with Lagos State Government, Nigeria ("LSG"), National Electric Power Authority of Nigeria ("NEPA") and the Federal Republic of Nigeria, providing for the phased provision of electrical capacity and energy by Power Holding and its affiliates to LSG and its customers, through a transmission and distribution grid (the "Grid") that is owned and operated by NEPA. Power Holding anticipates providing such services through the Project Companies, as described in more detail below.

           ITEM 1

           Set forth below is the following information for each Project
Company: (a) its name; (b) its business address; (c) a description of its facilities used for the generation, transmission or distribution of electric energy for sale, or for the distribution at retail of natural gas; and (d) its 5%-or-more shareholders.

Barge Company

           (a)       Name:  Enron Nigeria Barge Ltd.

           (b)       Business Address: c/o Aluko & Oyebode, 35 Moloney Street,
                                       P.O. Box 2293, Marina, Lagos, Nigeria.

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           (c) Description of Facilities: The facilities consist of three barge-mounted electricity generating units of 30 MW each, equaling a total of 90 MW, which are moored in Lagos Lagoon in Lagos, Nigeria. These units, together with associated interconnection and transmission facilities (to enable Barge Company to deliver electrical energy into the Grid) and fuel supply facilities, constitute Phase I under the PPA.

           In addition, Barge Company has the option to locate additional barge-mounted electricity generating units in Lagos with an aggregate capacity of up to 180 MW. If such option is exercised, these units, together with associated interconnection and transmission facilities (to enable Barge Company to deliver electrical energy into the Grid) and fuel supply facilities, will constitute Phase III under the PPA.

           All of the units described above are currently fired on No. 2 Diesel Fuel, but Barge Company intends to convert them to natural gas. Electrical capacity and energy will be sold to LSG pursuant to the PPA.

           (d)       Shareholders:

                     Barge Company has three classes of voting securities:

                               Ordinary Shares

                                          Ebarge LLC, a Delaware limited
                                          liability company ("Ebarge"), owns
                                          1,000 Ordinary Shares, representing
                                          100% of the outstanding shares of
                                          that class.

                               Preferred A Shares

                                          Ebarge owns 1,000 Preferred A Shares,
                                          representing 100% of the outstanding
                                          shares of that class.

                               Preferred B Shares

                                          Enron Nigeria Barge Holding Ltd., a
                                          Cayman Islands company ("Barge
                                          Holding"), owns 8,000 Preferred B
                                          Shares, representing 100% of the
                                          outstanding shares of that class.
                                          Barge Holding is a wholly owned
                                          subsidiary of Enron Nigeria Power
                                          Holding Ltd., a Cayman Islands
                                          company, which is a wholly owned
                                          subsidiary of Enron Asia
                                          Pacific/Africa/China LLC, a Delaware
                                          limited liability company, which is a
                                          wholly owned subsidiary of Atlantic
                                          Commercial Finance Inc., a Delaware
                                          corporation, which is a wholly owned
                                          subsidiary of Enron.


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Power Company

           (a)       Name:  Enron Nigeria Power Ltd.

           (b)       Business Address: c/o Aluko & Oyebode, 35 Moloney Street,
                                       P.O. Box 2293, Marina, Lagos, Nigeria.

           (c) Description of Facilities: Power Company will construct a 548 MW on-shore, simple-cycle natural gas-fired electric power plant (the "Power Plant") near Agbara in Lagos State, Nigeria. The Power Plant, together with associated interconnection and transmission facilities (to enable Power Company to deliver electrical energy into the Grid) and fuel supply facilities, will constitute Phase II under the PPA. Electrical capacity and energy will be sold to LSG pursuant to the PPA.

           (d)       Shareholders:

                     Power Company is owned as follows:

                               Enron Nigeria IPP Holding  Ltd., a Cayman
                               Islands company and a wholly owned subsidiary of Power Holding, owns 60% of the ordinary shares of Power Company.

                               Yinka Folawiyo Petroleum Company Limited, a
                               Nigerian company ("YF Petroleum") and an affiliate of Yinka Folawiyo and Sons Ltd., a Nigerian company, owns 40% of the ordinary shares of Power Company.

Pipeline Company

           (a)       Name:  Enron Nigeria Pipeline Ltd.

           (b)       Business Address: c/o Aluko & Oyebode, 35 Moloney Street,
                                       P.O. Box 2293, Marina, Lagos, Nigeria.

           (c) Description of Facilities: Pipeline Company will construct a natural gas pipeline (the "Pipeline") from the natural gas fields in the Niger Delta area of Nigeria (and possibly from other sources of natural gas) to the Power Plant (and, possibly, to the barge-mounted electric generation units of Barge Company and other locations inside or outside of Nigeria). Notwithstanding the fact that Pipeline Company will be engaged in the gas transmission business, Enron is including Pipeline Company in this Form U-57 to cover the possibility that any facilities owned or operated by Pipeline Company are subsequently determined to be used for the "distribution" of natural gas at retail.


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           (d)       Shareholders:

                     Pipeline Company is owned as follows:

                               Enron Nigeria Pipeline Holding Ltd., a Cayman Islands company and a wholly owned subsidiary of Power Holding, owns 70% of the ordinary shares of Pipeline Company.

                               YF Petroleum owns 30% of the ordinary shares of Pipeline Company.

ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of each Project Company, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any of the shares of any Project Company.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            ENRON CORP.


                                            By: /s/ REX R. ROGERS
                                               ------------------------------
                                            Rex R. Rogers
                                            Vice President and
                                            Associate General Counsel

                                            February 11, 2000